NO ACT

PE
1-25-12

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION [redacted]
WASHINGTON, D.C. 20549-4561

12026473

Received SEC
MAR 08 2012
Washington, DC 20549

March 8, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-8-12

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Amazon.com, Inc.
Incoming letter dated January 25, 2012

Dear Mr. Mueller:

This is in response to your letter dated January 25, 2012 concerning the shareholder proposal submitted to Amazon.com by the AFSCME Employees Pension Plan; the Benedictine Sisters of Mount St. Scholastica, Inc.; the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio; and the Sisters of the Holy Spirit and Mary Immaculate. We also have received a letter from the proponents dated February 27, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

Lou Whipple
Business Manager
Benedictine Sisters of Mount St. Scholastica, Inc.
801 S. 8th Street
Atchison, KS 66002

W. Esther Ng
General Treasurer
Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
4503 Broadway
San Antonio, TX 78209

Veronica Cahill
Treasurer
Sisters of the Holy Spirit and Mary Immaculate
veronicahill@yahoo.com

March 8, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Amazon.com, Inc.
Incoming letter dated January 25, 2012

The proposal requests that the board annually prepare a report disclosing its assessment of the financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, U.S. federal, state, and local tax laws and policy that pose risks to shareholder value.

There appears to be some basis for your view that Amazon.com may exclude the proposal under rule 14a-8(i)(7), as relating to Amazon.com's ordinary business operations. In this regard, we note that the proposal relates to decisions concerning the company's tax expenses and sources of financing. Accordingly, we will not recommend enforcement action to the Commission if Amazon.com omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Charles Kwon
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

We Make America Happen



## EMPLOYEES PENSION PLAN

February 27, 2012

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Amazon.com Inc. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") and co-filers Benedictine Sisters of Mt. St. Scholastica, Congregation of the Sisters of Charity of the Incarnate Word and The Sisters of the Holy Spirit and Mary Immaculate (together, the "Proponents") submitted to Amazon.com Inc. ("Amazon") a shareholder proposal (the "Proposal") asking Amazon to report on its Board's assessment of the "financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies that pose risk to shareholder value."

In a letter dated January 25, 2012 (the "No-Action Request"), Amazon stated that it intends to omit the Proposal from its proxy materials being prepared for the 2012 annual meeting of shareholders. Amazon claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as dealing with Amazon's ordinary business operations.

The Proponents recognize that the Division recently granted relief to The Boeing Company ("Boeing"), allowing exclusion on ordinary business grounds of a proposal similar to the Proposal. (See The Boeing Company (Feb. 8, 2012)) The Plan had argued in support of that proposal that corporate tax avoidance is a significant social policy issue, given the widespread public debate over it and the current context of budgetary shortfalls.

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

1002-11

The Proponents urge that the result reached by the Division with regard to the Boeing proposal is not appropriate here and that the case at Amazon for considering tax risk to be a significant social policy issue is particularly acute and therefore clearly distinguishable from the issues presented with respect to the Boeing proposal. Amazon's highly publicized opposition to collecting sales tax in many states to which it ships goods, taken together with the intense level of public debate on Amazon's practice in this regard, elevates the tax risk issue far beyond what was presented in Boeing. Thus, the Proponents respectfully request that Amazon's request for relief be denied.

**The Proposal**.

The Proposal states:

> "Resolved, that shareholders of Amazon.com, Inc. ("Amazon") request that Amazon's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational, and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, and local tax laws and policies that pose risks to shareholder value."

**The Proposal Does Not Relate to Amazon's Ordinary Business Operations Because the Subject of the Proposal is a Significant Social Policy Issue Transcending Ordinary Business**

Amazon contends that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7), which permits exclusion of proposals dealing with a company's "ordinary business operations." Amazon claims that the Proposal's subject is "management of its tax expense," "review and assessment of potential legislation," and "compliance with laws." (No-Action Request, at 4-9)

The Proponents agree that a proposal dealing solely with the details of a company's tax expense management, or its legal compliance with current tax requirements, would be the kind of proposal the Commission envisioned as falling within the scope of the ordinary business exclusion. The exclusion reflects the Commission's judgment that shareholders generally do not have sufficient information to make ordinary business decisions and that shareholder oversight of such decisions is impractical because those decisions are made daily. Examples provided in the Commission's 1998 release clarifying the scope of the exclusion include the hiring and firing of employees, decisions on production quality and quantity, and choice of suppliers. (Exchange Act Release No. 40,018 (May 21, 1998)).

The Proposal's subject, however, is not directed at these kinds of mundane management functions. Instead, the Proposal seeks disclosure regarding Amazon's current assessment of the risks of changes in legal requirements that Amazon faces as a result of engaging in aggressive tax strategies through a wide-spread and uniform practice, specifically the avoidance of collecting sales taxes, that legally exploits a weakness in tax laws, a weakness that is widely under public scrutiny and debate. The Proponents believe that such disclosure is critical to allow shareholders to fully evaluate Amazon's reported financial results and future prospects.

As a general point, the Proponents note that the tax-related proposals excluded last year (see, e.g., TJX Companies Inc. (Mar. 29, 2011)) asked boards to "assess the risks created by the actions [Company] takes to avoid or minimize US federal, state and local taxes." The Proposal, by contrast, does not seek a report on actions taken by Amazon's management, which might delve too deeply into day-to-day decisions. Instead, the Proposal requests an "assessment of the financial, reputational, and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, and local tax laws and policies." This change focuses the Proposal instead on the big-picture risks associated with Amazon's reliance on tax strategies—which could become unavailable due to changes in the legal or enforcement environment—and not on the more mundane actions taken by Amazon's management.

The widespread attention now being paid to aggressive corporate tax strategies by political actors and in the media, and Amazon's identification as "among the most vocal opponents of government attempts to tax e-commerce" (see Marc Lifsher, "Amazon Offers to Serve as Tax Collector for a Price," Los Angeles Times, Nov. 3, 2011) (available at articles.latimes.com/2011/nov/03/business/la-fi-amazon-tax-collect-20111103), elevate the Proposal's subject to a significant social policy issue transcending ordinary business. As well, the Proposal's focus on a broad analysis of enforcement and interpretation risks created by Amazon's tax strategies, rather than on any proscription of certain practices or highly specific reporting of Amazon's activities, means that the core concerns behind the ordinary business exclusion are not implicated by the Proposal.

*Amazon's Highly Publicized Fight Against Requiring Internet Merchants to Collect Sales Tax is a Significant Social Policy Issue Transcending Ordinary Business*

For a number of years, Amazon has played a leading role in the effort to resist mandates that internet merchants collect state and local sales taxes on goods they sell in jurisdictions where they do not have a physical presence.[1] The stakes in this battle have escalated lately, as state and local governments confront budgetary shortfalls. (Jeanine Poggi, "Amazon Sales Tax: The Battle, State by State," The Street, Oct. 24, 2011 (available at www.thestreet.com/story/11052898/amazon-sales-tax-the-battle-state-by-state.html); see also John Gramlich and Jim Malewitz, "State Legislators Want Revenue on Table in Debt Talks," Stateline, Sept. 22, 2011 (available at www.stateline.org/live/details/story?contentId=601794) (reporting that state legislators

[1] Amazon has recently supported a uniform federal approach to sales tax collection. (See "Testimony of Paul Misener, Vice President for Global Public Policy, Amazon.com, Hearing on the Constitutional Limitations on States' Authority to Collect Sales Tax in E-Commerce," Committee on the Judiciary, U.S. House of Representatives, Nov. 30, 2011 (available at http://judiciary.house.gov/hearings/pdf/Misener%20Testimony%2011302011.pdf))

lobbied federal Super Committee for federal legislation allowing states to collect sales tax from internet retailers to help offset federal cuts))

A variety of legislative measures are under consideration. Some states, attempting to sidestep the constitutional issues associated with requiring a business to collect sales tax where it does not have a physical presence, have passed laws requiring internet retailers to collect sales tax if they have certain kinds of business relationships in the relevant jurisdiction. (Jennifer Liberto, "Amazon and eBay Brawl Over Web Sales Tax," CNNMoney, Dec. 2, 2011 (available at money.cnn.com/2011/11/30/technology/onlines_sales_tax/index.htm)) Statutes of this kind enacted in California, Connecticut, Illinois, North Carolina, Arkansas and Rhode Island led Amazon to terminate its associate relationships[2] in those states; Amazon chose to sue in New York to challenge a similar law there. (Tami Luhby, "Amazon Drops California Associates to Avoid Sales Tax," CNNMoney, June 29, 2011 (available at money.cnn.com/2011/06/29/technology/california_amazon_associates/index.htm?iid=EL))

Groups have announced they will lobby for similar measures in other states. Florida's Chamber of Commerce reportedly intends to make taxation of internet purchases a lobbying priority for the 2012 legislative session. A coalition of Nevada businesses recently launched a campaign to require sales tax collection there. Bills in Vermont and Hawaii had passed one house of the legislature and bills had been introduced in Massachusetts and New Mexico, as of October 2011. A legislative hearing was held in Missouri in February 2011 on bills that would require internet merchants to collect state and local sales tax. (Poggi, supra)

There is also legislative activity at the federal level. In 2011, the "Main Street Fairness Act" was introduced in the House and Senate. (See "Durbin, Conyers, Welch and Others Introduce Bill to Level the Playing Field for Main Street Retailers," News Release, July 29, 2011 (available at durbin.senate.gov/public/index.cfm/pressreleases?ID=9f6a8a21-02d2-4385-917d-f86a8082de60)) The bill would authorize states to require larger internet and mail-order retailers to collect sales taxes, provided the states adopt the Streamlined Sales and Use Tax Agreement ("SSUTA"). Twenty-four states have implemented the SSUTA. (See "Main Street Fairness Act," New Rules Project (available at www.newrules.org/retail/rules/internet-sales-tax-fairness/main-street-fairness-act))

The House Judiciary Committee held a hearing on November 30, 2011 to hear testimony on whether Congress should enact sales tax reform legislation and if it should, how it should do so. ("Statement of Judiciary Committee Chairman Lamar Smith, Full Committee Hearing on Constitutional Limitations on States' Authority to Collect Sales Taxes in E-Commerce," News Release, Nov. 30, 2011 (available at

---

[2] A website or blog that has an associate relationship with Amazon receives a commission for referring shoppers to Amazon. (See Luhby, supra)

judiciary.house.gov/news/Statement%20Constitutional%20Limitations.html))

Amazon claims that the Proposal's connection to potential legislation makes it excludable on ordinary business grounds. (See No-Action Request at 8) But that would be true only if the underlying risk were itself not considered a significant social policy issue. That distinction is illustrated by the Division's treatment of proposals on "net neutrality," cited by Amazon.

In 2007 and 2006, the Division allowed exclusion of proposals submitted to Yahoo and Microsoft, respectively, addressing net neutrality, despite the proponents' arguments that the subject was a significant social policy issue. Amazon cites those determinations to support its position that proposals seeking analysis of the impact of potential legislation are excludable on ordinary business grounds. But the Division recently reversed its stance on net neutrality, finding that it is now a significant social policy issue and declining to grant no-action relief on ordinary business grounds. (See Sprint Nextel Corp. (Feb. 10, 2012)) Thus, the general principle Amazon describes is in fact more limited and should not apply here to support exclusion.

Substantial media attention has focused on the battle over sales tax collection by internet retailers, especially following the introduction of federal legislation. In December, the Los Angeles Times editorialized in favor of federal legislation to enable states to collect sales tax. (See "Level the Retail Playing Field," Los Angeles Times, Dec. 11, 2011 (available at www.latimes.com/news/opinion/opinionla/la-ed-amazon-20111211,0,7905831.story)) The Tampa Bay (Florida) Times did the same. ("Florida Can't Afford Internet Sales Tax Loophole," Tampa Bay Times, Dec. 28, 2011 (available at www.tampabay.com/opinion/editorials/article1207973.ece )) The Street.com recently published an opinion piece—provocatively titled "The Ultimate Tax Dodgers: Internet Retailers"—supporting the Main Street Fairness Act. (Gary Weiss "The Ultimate Tax Dodgers: Internet Retailers," The Street.com, Dec. 6, 2011 (available at www.thestreet.com/story/11332875/1/the-ultimate-tax-dodgers-internet-retailers.html))

The Wall Street Journal hosted an online debate on the issue in late 2011. (See "Should States Require Online Retailers to Collect Sales Tax?" The Wall Street Journal, Nov. 15, 2011 (available at online.wsj.com/article/SB10001424052970204528204577007511298359048.html)) Earlier this month, an article in USA Today announced: "Attention, online shoppers. The days of tax-free online shopping may be coming to an end." (Sandra Block, "Momentum Growing for Sales Taxes on Online Purchases," USA Today, Feb. 9, 2012 (available at www.usatoday.com/money/perfi/taxes/story/2012-02-08/online-sales-taxes/53015142/1))(See also Declan McCullagh, "Senate Bill Reignites Internet Sales Tax Debate," CNET News, Nov. 9, 2011 (available at news.cnet.com/8301-31921_3-57321515-281/senate-bill-reignites-internet-sales-tax-debate/)("A Senate bill introduced today has reignited a long-simmering debate over whether Americans should be required to pay Internet sales taxes when they go shopping online."); "Internet Sales Tax: Maryland Should Tackle the Digital Divide," The Baltimore Sun, June 24, 2011 (available at articles.baltimoresun.com/2011-06-24/news/bs-ed-internet-sales-tax-20110625_1_sales-tax-streamlined-sales-online-sales) (editorial in favor of Maryland signing on to SSUTA))

Many observers predict that the future for Amazon and other internet retailers will involve sales tax collection. For example, analyst Benjamin Schachter of Macquarie Capital (USA) was recently quoted as saying "The reality is . . . that they are going to be collecting sales tax." Amazon recently agreed to begin collecting sales tax in California starting September 15, 2012. (Lifsher, supra) Amazon had pursued a ballot measure to repeal a law requiring sales tax collection on California sales (Poggi, supra) and was facing a boycott by a group of California non-profits over its stance on the issue. ("Amazon Boycott Over Internet Sales Tax Gains Momentum," Huffington Post, Aug. 16, 2011 (available at www.huffingtonpost.com/2011/08/16/amazon-boycott-sales-tax_n_928085.html)) A similar deal was reached last month with Indiana. (News Release, "State, Amazon.com, Reach Sales Tax Agreement" Jan. 9, 2012 (available at www.in.gov/activecalendar/EventList.aspx?view=EventDetails&eventidn=50510&information_id=101251&type=&syndicate=syndicate)) Amazon has also agreed to collect sales tax in Tennessee starting in 2014. (Poggi, supra)

The widespread public debate over whether internet retailers should collect and remit sales tax in jurisdictions where they do not have a physical presence makes it clear that the subject of the Proposal has become a significant social policy issue. Legislative activity on both the state and federal level is substantial, and has taken on additional urgency in light of budgetary shortfalls facing state and local governments. The impact of potential changes on Amazon, which has enjoyed a competitive advantage from being able to sell goods without collecting sales tax, thus transcends ordinary business.

*The Proposal Does Not Attempt to Micromanage Amazon's Day-to-Day Ordinary Business Decisions*

The Proposal does not, as Amazon urges, attempt to micro-manage the company's day-to-day decisions regarding such matters as pricing and location of facilities. Unlike the proposals in the other determinations Amazon cites, the Proposal does not try to control the actions Amazon takes, such as setting pricing structure or siting facilities. Nor does the Proposal request detailed disclosure on any such matters.

Instead, the disclosure sought by the Proposal relates to the potentially broad effects on Amazon's business—its financial position, reputation, and relationships with customers—of changes in the tax landscape arising from a significant policy issue currently under public debate. Such disclosure would give Amazon shareholders important information regarding the impact of the controversy over sales tax collection on shareholder value.

* * * *

For these reasons, the Proponents respectfully ask that the Division deny Amazon's request for no-action relief.

The Proponents appreciate the opportunity to be of assistance in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: 03981-00145

January 25, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
*Shareholder Proposal of AFSCME Employees Pension Plan et al.*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials"), a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the AFSCME Employees Pension Plan, Benedictine Sisters of Mount St. Scholastica, Inc., the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio, and the Sisters of the Holy Spirit and Mary Immaculate (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal states:

> **Resolved,** that shareholders of Amazon.com, Inc. ("Amazon") request that Amazon's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, and local tax laws and policy that pose risks to shareholder value.

The Supporting Statement begins, "In our view, companies that adopt aggressive tax strategies, including not collecting sales tax on items or using transfer pricing, face the risk of legislation curtailing the use of such strategies. We believe use of such aggressive tax strategies can present both financial and reputational risks to shareholder value." The Supporting Statement describes the Proponents' views on "aggressive tax strategies," outlines various states' tax collection efforts against the Company, and describes the impacts and risks of "aggressive tax strategies."

A copy of the Proposal, the Supporting Statement and related correspondence from the Proponents is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations.

## ANALYSIS

### I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The Commission added, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers."[1]

The Proposal requests that the Company report on "financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of . . . tax laws and policy that pose risks to shareholder value." The Proposal thus requests that the Company evaluate a specific type of risk to shareholder value and report to shareholders on that risk assessment. In fact, the Supporting Statement specifically states that "[a]n annual report to Amazon shareholders *assessing the risks related to such developments* . . . would enable Amazon's shareholders to evaluate the risks to shareholder value created by its tax strategies" (emphasis added). The Proposal's request for a risk assessment does not preclude exclusion if the underlying subject matter is ordinary business. In Staff Legal Bulletin No. 14E (Oct. 27, 2009), the Staff indicated that in evaluating shareholder proposals that request a risk assessment:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . similar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

---

[1] The second consideration highlighted by the Commission related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

Thus, the Staff has continued to concur in the exclusion of risk assessment shareholder proposals when the subject matter concerns ordinary business operations. *See TJX Companies, Inc.* (avail. Mar. 29, 2011), *Amazon.com, Inc.* (avail. Mar. 21, 2011), *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011), *Pfizer Inc.* (avail. Feb. 16, 2011) and *Lazard Ltd* (avail. Feb. 16, 2011), in which the Staff concurred that the companies could exclude under Rule 14a-8(i)(7) proposals requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and provide a report to shareholders on the assessment. Accordingly, the issue here is whether "changes in ... tax laws and policy" is ordinary business. The precedent discussed below demonstrates that this is a proposal relating to ordinary business matters.

As discussed below, the Proposal clearly implicates "core matters involving the Company's business and operations." Evaluating, planning for and otherwise assessing changes (including changes in interpretation and enforcement) of tax laws and policy, and the implications thereof to the Company, is an on-going task that is fundamental to management's ability to run the Company on a day-to-day basis. The Company's assessment of the possible implications from changes in tax law and policy necessarily implicates a multitude of ordinary business decisions on routine matters that are core to the Company's day-to-day operations, including decisions regarding matters such as managing expenses and sources of financing, assessing legislation, legal compliance, product pricing and locating facilities. As such, the Proposal implicates exactly the type of ordinary business issues whose resolution should remain with the Company's management and board, and over which it would be impractical for shareholders to exercise direct oversight. For this reason, and based on the precedent below, the Staff should concur that the Proposal may be excluded under Rule 14a-8(i)(7).

*A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Management Of Its Tax Expense.*

The Staff consistently has concurred that proposals seeking reports on a company's management of its tax expense implicate ordinary business matters. In fact, last year the Staff concurred that the Company could exclude a similar proposal requesting that the Company "annually assess the risks created by the actions Amazon takes to avoid or minimize US federal, state and local taxes and provide a report to shareholders on the assessment." *See Amazon.com, Inc.* (avail. Mar. 21, 2011). In permitting exclusion of the Proposal as relating to the Company's ordinary business operations, the Staff stated, "we note that the proposal relates to decisions concerning the company's tax expense and sources of financing." While the "Resolved" clause of the current Proposal has been reformulated from the proposal considered by the Staff last year, the supporting statements are substantially the same, making it clear the Proposal is focused on the same ordinary business matters the Staff found to be excludable last year. Accordingly, the Proposal likewise is excludable under Rule 14a-8(i)(7) as relating to "decisions concerning the company's tax expense and sources of financing." *See also TJX Companies, Inc.* (avail. Mar. 29, 2011); *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011); *Pfizer Inc.* (avail. Feb. 16, 2011); *Lazard Ltd* (avail. Feb. 16, 2011); (in each case, concurring that the companies could exclude proposals requesting that they annually assess the risks created by actions they allegedly took to avoid or minimize U.S. federal, state and local taxes, and to report to shareholders on the assessment and noting that the proposals related to "decisions concerning the company's tax expenses and sources of financing").

Other precedent demonstrate that assessing the effects of possible changes in tax laws or policies implicate a company's ordinary business.In *General Electric Co. (National Legal and Policy Center)* (avail. Jan. 17, 2006), the Staff concurred with the exclusion of a shareholder proposal asking that "the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for [the company], omitting proprietary information at a reasonable cost." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (evaluating the impact of a flat tax on the company). *See also Verizon Communications, Inc.* (avail. Jan. 31, 2006); *Citigroup, Inc.* (avail. Jan. 26, 2006); *Johnson & Johnson* (avail. Jan. 24, 2006) (each concurring in exclusion of a similar proposal). Other precedent demonstrating that proposals relating to a company's tax expense implicate ordinary business matters include *The Chase Manhattan Corp.* (avail. Mar. 4, 1999) (proposal requiring disclosure of certain tax information was excludable); *General Motors Corp.* (avail. Feb. 28, 1997) (proposal recommending that the board adopt a policy to disclose taxes paid and collected in annual report was excludable).[2]

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2 These letters are consistent with a long line of precedent that the management of operating expenses is an ordinary business matter. In *CIGNA Corp.* (avail. Feb. 23, 2011), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal seeking a report on, among other things, the measures the company was taking to contain the price increases of health insurance premiums. In concurring that the proposal was excludable under Rule 14a-8(i)(7), the Staff noted that "the proposal relates to the manner in which the company manages its expenses." In *Medallion Financial Corp.* (avail. May 11, 2004), the proposal requested that the company engage an investment banking firm "to evaluate alternatives to maximize stockholder value including a sale of the company." Although the proposal specifically addressed a sale of the entire company—a matter which the Staff has viewed as raising significant policy

[Footnote continued on next page]

In *Texaco Inc.* (avail. Mar. 31, 1992), the Commission reversed the Staff's earlier decision (avail. Feb. 5, 1992) that a shareholder proposal urging Texaco to reject "'taxpayer-guaranteed loans, credits or subsidies' . . . involve[d] issues that [were] beyond matters of the Company's ordinary business operations." In announcing the Commission's reversal, the Staff stated:

> In this regard, it is the view of the Commission that the proposal, which would urge that the Company's management reject taxpayer-guaranteed loans, credits or subsidies in connection with its overseas business activities, is a matter of ordinary business because it would involve day-to-day management decisions in connection with the Company's multinational operations.

The *Texaco* precedent demonstrates that a company's tax planning and tax management is directly tied to management of a company's sources of financing. The Company's tax strategies are affected not only by the laws and policy of the multitude of jurisdictions with which it comes into contact, but also by the various forms of tax incentives that are offered by governments to attract business investments. Thus, corporate tax strategies are intricately interwoven with a company's financial planning, funding decisions, day-to-day business operations and financial reporting, and therefore, as discussed by the Staff in the 1998 Release, are precisely the type of core matters that are essential in managing the Company's business and operations. Accordingly, by implicating the Company's sources of financing, the Proposal would interfere with the Company's ordinary business operations and involve

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[Footnote continued from previous page]

issues—the supporting statement included a paragraph arguing that one of the reasons the company was not maximizing shareholder value was "Medallion's very high operating expenses." Medallion pointed out to the Staff that the inclusion of operating expenses showed the proposal was not limited to extraordinary transactions, and thus implicated the company's ordinary business operations. The Staff concurred that the proposal could be excluded based on Rule 14a-8(i)(7). *See also Allstate Corp.* (avail. Feb. 5, 2003); *Puerto Rican Cement Co.*, Inc. (avail. Mar. 25, 2002) (in each case, concurring that proposals requesting company reports on legal expenses were excludable under Rule 14a-8(i)(7)); *Rogers Corp.* (avail. Jan. 18, 1991) (concurring with the exclusion of a proposal and noting that the "day-to-day financial operations" of the company constituted ordinary business matters where the proposal asked the company's board of directors to adopt specific financial performance standards and contained, in its supporting statement, contentions that "[b]oard deliberations on spending allocations" had resulted in excessive spending on research and development).

matters that are most appropriately left to the Company's management and not to direct shareholder oversight.

Again, the Staff precedent cited above supports the exclusion of shareholder proposals like the Proposal under Rule 14a-8(i)(7). In *Amazon.com, Inc.* (avail. Mar. 21, 2011), discussed above, as well as in each of *TJX Companies, Inc.* (avail. Mar. 29, 2011), *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011) and *Lazard Ltd* (avail. Feb. 16, 2011), the Staff concurred that the companies could exclude under Rule 14a-8(i)(7) similar shareholder proposals requesting an annual assessment of the risks resulting from company actions "to avoid or minimize US federal, state and local" taxes. The Staff noted that such proposals were excludable because they each related to "decisions concerning the company's tax expenses and sources of financing." The Proposal is excludable for the same reason, since it also calls for an annual assessment of the risks to the Company arising from possible changes in tax laws and policy. *See also Pepsico, Inc. (Recon.)* (avail. Mar. 13, 2003) and *Pfizer Inc.* (avail. Feb. 5, 2003), in which the Staff concurred that the companies could exclude under Rule 14a-8(i)(7) shareholder proposals requesting a report on "each tax break that provides the company more than $5 million of tax savings." The Staff noted that such proposals were excludable because they sought "disclosure of the sources of financing." Similarly, in *General Electric Co.* (avail. Feb. 15, 2000), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal asking for reporting on tax abatements and tax credits, among other governmental incentives and subsidies, because the proposal related to "a source of financing."

Just as with the letters cited above, the Proposal is addressed to the Company's management of its tax expense and sources of financing. In this regard, it should be noted that the primary focus of the Supporting Statement is on the actions the Company takes to manage and minimize taxes, and the Supporting Statement is substantially the same as the supporting statements that were included in the proposals from the 2011 proxy season, cited above, requesting reports on an annual assessment of the risks created by those companies' tax planning strategies (and in fact the final two paragraphs of the Supporting Statement are substantively identical to the concluding paragraphs in the supporting statements that accompanied those proposals). Here, the Proponents appear to be concerned that the Company is too effective in managing its tax expense. Nevertheless, as reflected by the foregoing precedent, management of tax expenses and sources of financing implicates precisely the type of ordinary business function that Rule 14a-8(i)(7) is designed to confine to management and the board.

*B. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To A Review And Assessment Of Potential Legislation.*

The Staff consistently has concurred that proposals seeking reports on a company's handling of or assessment of the effect of legislative, policy and/or regulatory actions on its business are ordinary business matters. In this respect, the Proposal is similar to one considered by the Staff in *General Electric Co.* (avail. Jan. 30, 2007). There, the proposal requested a report on specific legislative matters significantly affecting the Company, including the Company's plans to "reduc[e] the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform)." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because it involved evaluating the impact of government regulation on the Company. *See also Citigroup Inc.* (avail. Feb. 5, 2007); *Bank of America Corp.* (avail. Jan 31, 2007); *Pfizer Inc.* (avail. Jan 31, 2007) (same).

Similarly, in *Yahoo! Inc.* (avail. Apr. 5, 2007) and *Microsoft Corp.* (avail. Sept. 29, 2006), the Staff concurred in the exclusion of proposals calling for an evaluation of the impact on the company of expanded government regulation of the Internet. Likewise, in *Pepsico, Inc.* (avail. Mar. 7, 1991), the Staff concurred that a shareholder proposal calling for an evaluation of the impact on the company of various health care reform proposals being considered by federal policy makers could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(7). *See also Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings); *Electronic Data Systems Corp.* (avail. Mar. 24, 2000) (concurring in the exclusion of a similar proposal under Rule 14a-8(i)(7)).

The Proposal is similar to the excludable proposals cited above, as it calls for an evaluation of the impact on the Company of specific pending legislation. The Supporting Statement explicitly references that "Congress is considering the Main Street Fairness Act, which would implement a national internet sales tax collection."[3] The Proposal thus seeks to intervene in management's assessment of pending legislation and touches upon ordinary business matters. Additionally, the Company is subject to a multitude of international, federal and state tax authorities, and in the ordinary course of its business it devotes

---

[3] As stated in a November 9, 2011 press release attached as Exhibit B, Amazon has stated that it supports enactment of Enzi-Durbin-Alexander online sales tax bill currently pending in Congress.

significant resources to monitoring day-to-day compliance with existing tax laws and policy, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. Thus, as was the case with the shareholder proposals at issue in the lines of precedent cited above, the Proposal seeks to intervene in the Company's fundamental, day-to-day operations, directly implicating the first consideration underlying the ordinary business exclusion, and therefore the Proposal is excludable under Rule 14a-8(i)(7).

*C. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Compliance With Laws.*

The Proposal and Supporting Statement are very broadly worded to cover the Company's "tax strategies." Many of the covered "tax strategies" of the Company are based on legal requirements. In order to comply with the panoply of federal, state and local tax laws, as well as related disclosure requirements, to which it is subject, the Company has had to establish, maintain and monitor a broad-ranging legal compliance program addressing its compliance with relevant tax and disclosure laws, regulations and other requirements. In the third paragraph of the Supporting Statement, the Proposal highlights specific tax collection and examination efforts undertaken by the IRS, Texas, Kentucky, and California, and thus directly implicates the Company's compliance with tax laws and regulations.

The Staff consistently has recognized a company's compliance with laws as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. For instance, in *Sprint Nextel Corp.* (avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010), the company faced a proposal by a shareholder alleging willful violations of the Sarbanes-Oxley Act of 2002 and requesting that the company explain why it did not adopt an ethics code designed to deter wrongdoing by its CEO, and to promote ethical conduct, securities law compliance, and accountability. Yet, notwithstanding the context of alleged violations of the securities laws by senior executives, the Staff affirmed a long line of precedents regarding proposals implicating legal compliance programs, stating "[p]roposals [concerning] adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under 14a-8(i)(7)." *See also FedEx Corp.* (avail. Jul. 14, 2009) (proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *The AES Corp.* (avail. Jan. 9, 2007) (proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Citicorp Inc.* (avail. Jan. 9, 1998) (proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts).

The Proposal's request for a report on the risks of changes in interpretation and enforcement of tax laws and policy clearly relates to compliance with laws and thus to ordinary business operations. As reflected in the precedents cited above, overseeing compliance with applicable tax laws and policy and assessing the implications on such compliance of changes in the law and policy, including changes in the interpretation and enforcement of such laws and policy, is exactly the type of task that is fundamental to management's ability to oversee and run the Company on a day-to-day basis and therefore is not the type of matter that is appropriate for managing through shareholder proposals like the Proposal.

*D. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Implicates Multiple Aspects Of The Company's Day-To-Day Business Operations.*

An assessment by the board of the impact of potential changes to tax laws and policy necessarily implicates the Company's existing day-to-day operations. To effectively assess and report on such changes requires an evaluation of the many aspects of the Company's day-to-day operations, such as decisions on pricing of goods, and location of facilities. The Staff has concurred in the exclusion of proposals implicating each of these types of ordinary business decisions, as described in more detail below.

*i. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Pricing Decisions.*

The Company's decisions and actions regarding pricing its products are implicated by the Proposal. The first sentence of the Supporting Statement mentions "transfer pricing" as an example of corporate tax strategies that face legislative curtailment risks. The Staff has consistently concurred that decisions regarding the pricing of company products implicate a company's ordinary business operations. For example, in *Western Union Co.* (avail. Mar. 7, 2007), the proponents were concerned that fees charged in the money transfer business placed an undue burden on low-income immigrant families in the U.S. and created reputational risks for companies involved in that business, and therefore requested that Western Union's board undertake a special review of the company's remittance practices, including review of (among other things) the company's pricing structure. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business, specifically "the prices charged by the company." *See also MGM Resorts International* (avail. Mar. 6, 2009); *Walt Disney Co.* (avail. Nov. 15, 2005) (each concurring with exclusion of proposals under Rule 14a-8(i)(7) when the proposal related to discount pricing policies).

*ii. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Decisions Regarding the Location of Facilities.*

Similarly, the Company's decisions and actions regarding the location of its facilities are implicated by the Proposal. For example, the Company's tax strategies include decisions relating to the taxable jurisdiction to which income relates. The sale of a product to a customer that is fulfilled by a distribution center located in one jurisdiction has different income tax implications to the Company than if that product were shipped from a different fulfillment center. Thus, setting aside the effect on the level of Company sales, the Company's decisions to locate distribution facilities and subsidiaries in non-U.S. jurisdictions would be encompassed by the Proposal as methods by which the Company carries out its "tax strategies," as referenced in the Supporting Statement. The Staff has consistently concurred that decisions regarding the location of company facilities implicates a company's ordinary business operations. For example, in *Hershey Co.* (avail. Feb. 2, 2009), the proponent was concerned that the company's decision to locate manufacturing facilities in Mexico instead of in the U.S. and Canada could harm the company's reputation and was "un-American." Based on a long line of precedent, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as implicating the company's ordinary business decisions; specifically, decisions relating to the location of manufacturing operations. *See also Tim Hortons Inc.* (avail. Jan. 4, 2008) (concurring in exclusion of a proposal involving decisions relating to the location of restaurants); *Minnesota Corn Processors LLC* (avail. Apr. 3, 2002) (proposal excludable as involving decisions relating to the location of corn processing plants).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Michael Deal, the Company's Vice President and Associate General Counsel, at (206) 266-6360.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Michael Deal, Amazon.com, Inc.
Charles Jurgonis, AFSCME Employees Pension Plan
John Keenan, AFSCME Employees Pension Plan
Lou Whipple, Benedictine Sisters of Mount St. Scholastica
Veronica Cahill, The Sisters of the Holy Spirit and Mary Immaculate
W. Esther Ng, Congregation of the Sisters of Charity of the Incarnate Word, San Antonio

101209555.5

**EXHIBIT A**

AFSCME
We Make America Happen

**American Federation of State, County & Municipal Employees**
**Capital Strategies**
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

# Facsimile Transmittal

DATE: November 15, 2011

To: L. Michelle Wilson, Senior Vice President, General Counsel and Corporate Secretary, Amazon.com
(206) 266-7010

From: Lisa Lindsley

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

**PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You**

AFSCME
We Make America Happen



**EMPLOYEES PENSION PLAN**

November 15, 2011

<u>VIA OVERNIGHT MAIL and FAX (206) 622-2405</u>
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109
Attention: L. Michelle Wilson, Senior Vice President, General Counsel and Corporate Secretary

Dear Ms. Wilson:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2011 proxy statement of Amazon.com, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 11,350 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

**Resolved,** that shareholders of Amazon.com, Inc. ("Amazon") request that Amazon's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, and local tax laws and policy that pose risks to shareholder value.

**Supporting Statement:**

In our view, companies that adopt aggressive tax strategies, including not collecting sales tax on items or using transfer pricing, face the risk of legislation curtailing the use of such strategies. We believe use of such aggressive tax strategies can present both financial and reputational risks to shareholder value.

One recent study analyzing a large sample of US firms for the period 1995–2008 found a positive correlation between corporate tax avoidance strategies and firm-specific stock price crash risk (*Corporate Tax Avoidance and Stock Price Crash Risk*, July 2010). Another study concluded that "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." (*Earnings Management, Corporate Tax Shelters, and Book-Tax Alignment*, January 2009, p. 20).

Amazon's tax returns from 2005 – 2010 are under examination by the IRS, and Amazon received Notices of Proposed Adjustment from the IRS for 2005 and 2006 over transfer pricing that would result in an additional $1.5 billion in federal tax expense (2011 3rd quarter 10-Q). Amazon received a $269 million tax assessment from Texas for uncollected sales taxes, and it is possibly under examination in Kentucky (2010 10-K). Amazon collects sales taxes in only five states, according to its website, and ten states have passed "Amazon laws" to require internet retailers, such as Amazon, to collect state sales taxes. In California, Amazon has spent millions to fight a sales tax collection requirement ("Amazon spends millions to fight internet sales tax," *New York Times*, August 27, 2011), prompting calls for a boycott over Amazon's support for the referendum to overturn the law ("Social welfare groups call for Amazon boycott," *Los Angeles Times*, August 15, 2011). Congress is considering the Main Street Fairness Act, which would implement a national internet sales tax collection.

The policy issues raised by aggressive tax strategies are economically significant. Each year, approximately $100 billion in US tax revenue is lost to companies' income shifting, according to a 2008 Senate report on tax havens. State and local governments lose an estimated $23 billion a year due to uncollected taxes on electronic commerce ("States look to internet taxes to close budget gaps," *AP*, June 19, 2011).

As federal, state and local governments seek new sources of revenue to address budget shortfalls, companies that do not collect sales tax could face greater risk and decreasing earnings. An annual report to Amazon shareholders assessing the risks related to such developments in the legislative and regulatory landscape would enable Amazon's shareholders to evaluate the risks to shareholder value created by its tax strategies.

AFSCME
We Make America Happen



# EMPLOYEES PENSION PLAN

November 15, 2011

VIA OVERNIGHT MAIL and FAX (206) 622-2405
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109
Attention: L. Michelle Wilson, Senior Vice President, General Counsel and Corporate Secretary

Dear Ms. Wilson:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

STATE STREET.

Duyen Tran-Le
Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive
Quincy, Massachusetts 02169
[illegible]@statestreet.com

[illegible]
[illegible]

www.statestreet.com

November 15

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

**Re: Shareholder Proposal Record Letter for AMAZON** (cusip 023135106)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **11,350 shares of Amazon** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Amazon** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Duyen Tran-Le

# Mount St. Scholastica

Benedictine Sisters

December 19, 2011

DEC 21 2011
AMAZON.COM, INC.
LEGAL DEPARTMENT

L. Michelle Wilson
Senior Vice President, General Counsel, Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

Dear Ms. Wilson:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica, Inc. to co-file the stockholder resolution on Legislative Risk of Aggressive Tax Strategies. In brief, the proposal states: Shareholders of Amazon.com, Inc. ("Amazon") request that Amazon's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, and local tax laws and policy that pose risks to shareholder value.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with American Federation of State, County and Municipal Employees (AFSCME)I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 95 shares of Amazon.com stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be John Keenan of AFSCME who can be reached at202-429-1232 or at jkeenan@afscme.org. If agreement is reached, John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple, OSB

Lou Whipple, OSB
Business Manager

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190

www.mountosb.org

**Legislative Risk of Aggressive Tax Strategies**
**2012 – Amazon.com, Inc**

**RESOLVED**, that shareholders of Amazon.com, Inc. ("Amazon") request that Amazon's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, and local tax laws and policy that pose risks to shareholder value.

**Supporting Statement:** In our view, companies that adopt aggressive tax strategies, including not collecting sales tax on items or using transfer pricing, face the risk of legislation curtailing the use of such strategies. We believe use of such aggressive tax strategies can present both financial and reputational risks to shareholder value.

One recent study analyzing a large sample of US firms for the period 1995–2008 found a positive correlation between corporate tax avoidance strategies and firm-specific stock price crash risk (Corporate Tax Avoidance and Stock Price Crash Risk, July 2010). Another study concluded that "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." (Earnings Management, Corporate Tax Shelters, and Book-Tax Alignment, January 2009, p. 20).

Amazon's tax returns from 2005 – 2010 are under examination by the IRS, and Amazon received Notices of Proposed Adjustment from the IRS for 2005 and 2006 over transfer pricing that would result in an additional $1.5 billion in federal tax expense (2011 3rd quarter 10-Q). Amazon received a $269 million tax assessment from Texas for uncollected sales taxes, and it is possibly under examination in Kentucky (2010 10-K). Amazon collects sales taxes in only five states, according to its website, and ten states have passed "Amazon laws" to require internet retailers, such as Amazon, to collect state sales taxes. In California, Amazon has spent millions to fight a sales tax collection requirement ("Amazon spends millions to fight internet sales tax," New York Times, August 27, 2011), prompting calls for a boycott over Amazon's support for the referendum to overturn the law ("Social welfare groups call for Amazon boycott," Los Angeles Times, August 15, 2011). Congress is considering the Main Street Fairness Act, which would implement a national internet sales tax collection.

The policy issues raised by aggressive tax strategies are economically significant. Each year, approximately $100 billion in US tax revenue is lost to companies' income shifting, according to a 2008 Senate report on tax havens. State and local governments lose an estimated $23 billion a year due to uncollected taxes on electronic commerce ("States look to internet taxes to close budget gaps," AP, June 19, 2011).

As federal, state and local governments seek new sources of revenue to address budget shortfalls, companies that do not collect sales tax could face greater risk and decreasing earnings. An annual report to Amazon shareholders assessing the risks related to such developments in the legislative and regulatory landscape would enable Amazon's shareholders to evaluate the risks to shareholder value created by its tax strategies.

**Merrill Lynch**
**Wealth Management**
Bank of America Corporation

December 19, 2011

L. Michelle Wilson
Senior Vice President, General Counsel, Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

RE: Mt St Scholastica, TIN# 48-0548363

Dear Ms Wilson,

As of December 19, 2011 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 671 shares of Amazon.com, Inc. common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road Ste 200 • Wichita, KS 67226 • Tel: 800.777.3993

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

| ASSET TYPE | DELIVERY INSTRUCTIONS |
|---|---|
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| **Limited Partnerships** | Merrill Lynch<br>Attn: Limited Partnerships Operations<br>101 Hudson Street<br>Jersey City, NJ 07302 |



CODE 1566

SISTERS OF CHARITY OF THE INCARNATE WORD

Called to be God's love in today's world

December 20, 2011

RECEIVED

DEC 28 2011

AMAZON.COM, INC.
LEGAL DEPARTMENT

L. Michelle Wilson
Senior Vice President, General Counsel, Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

Dear Ms. Wilson:

I am writing you on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio to co-file the stockholder resolution on Legislative Risk of Aggressive Tax Strategies. In brief, the proposal states: Shareholders of Amazon.com, Inc. ("Amazon") request that Amazon's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, and local tax laws and policy that pose risks to shareholder value.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with American Federation of State, County and Municipal Employees (AFSCME)I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2.400 shares of Amazon.com stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be John Keenan of AFSCME who can be reached at202-429-1232 or at jkeenan@afscme.org. If agreement is reached, John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

W. Esther Ng

W. Esther Ng
General Treasurer

Enclosure: 2012 Shareholder Resolution

4503 Broadway • San Antonio, TX 78209 • ph 210.828.2224 • fx 210.828-9741 • www.amormeus.org

**Legislative Risk of Aggressive Tax Strategies**
**2012 – Amazon.com, Inc**

**RESOLVED**, that shareholders of Amazon.com, Inc. ("Amazon") request that Amazon's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, and local tax laws and policy that pose risks to shareholder value.

**Supporting Statement:** In our view, companies that adopt aggressive tax strategies, including not collecting sales tax on items or using transfer pricing, face the risk of legislation curtailing the use of such strategies. We believe use of such aggressive tax strategies can present both financial and reputational risks to shareholder value.

One recent study analyzing a large sample of US firms for the period 1995–2008 found a positive correlation between corporate tax avoidance strategies and firm-specific stock price crash risk (Corporate Tax Avoidance and Stock Price Crash Risk, July 2010). Another study concluded that "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." (Earnings Management, Corporate Tax Shelters, and Book-Tax Alignment, January 2009, p. 20).

Amazon's tax returns from 2005 – 2010 are under examination by the IRS, and Amazon received Notices of Proposed Adjustment from the IRS for 2005 and 2006 over transfer pricing that would result in an additional $1.5 billion in federal tax expense (2011 3rd quarter 10-Q). Amazon received a $269 million tax assessment from Texas for uncollected sales taxes, and it is possibly under examination in Kentucky (2010 10-K). Amazon collects sales taxes in only five states, according to its website, and ten states have passed "Amazon laws" to require internet retailers, such as Amazon, to collect state sales taxes. In California, Amazon has spent millions to fight a sales tax collection requirement ("Amazon spends millions to fight internet sales tax," New York Times, August 27, 2011), prompting calls for a boycott over Amazon's support for the referendum to overturn the law ("Social welfare groups call for Amazon boycott," Los Angeles Times, August 15, 2011). Congress is considering the Main Street Fairness Act, which would implement a national internet sales tax collection.

The policy issues raised by aggressive tax strategies are economically significant. Each year, approximately $100 billion in US tax revenue is lost to companies' income shifting, according to a 2008 Senate report on tax havens. State and local governments lose an estimated $23 billion a year due to uncollected taxes on electronic commerce ("States look to internet taxes to close budget gaps," AP, June 19, 2011).

As federal, state and local governments seek new sources of revenue to address budget shortfalls, companies that do not collect sales tax could face greater risk and decreasing earnings. An annual report to Amazon shareholders assessing the risks related to such developments in the legislative and regulatory landscape would enable Amazon's shareholders to evaluate the risks to shareholder value created by its tax strategies.

SISTERS OF CHARITY OF THE INCARNATE WORD

Called to be God's love in today's world

Sands Capital Management, Inc
Mr. T. Perry Williams, CFA
1100 Wilson Blvd, Suite 3050
Arlington, VA 22209

**December 20, 2011**

RE: **Congregation of the Sisters of Charity of the Incarnate Word, San Antonio**

Dear Perry:

We are in the process of filing a shareholder resolution with AMAZON.COM. The letter needs to arrive no later than January 11, 2012. We have included a sample letter. This information should be sent to:

L. Michelle Wilson
Senior Vice President, General Counsel, Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

We also ask that you maintain this stock in our portfolio at least through the date of the company's next annual meeting. We ask further that you forward the Amazon.com proxies to us when they are received.

Thank you for your cooperation in this matter.

Yours truly,

W. Esther Ng

W. Esther Ng
General Treasurer

Enclosure: DTC Custodian Sample Letter

4503 Broadway • San Antonio, TX 78209 • ph 210.828.2224 • fx 210.828-9741 • www.amormeus.org

SANDS
CAPITAL MANAGEMENT

RECEIVED
JAN 11 2012
AMAZON.COM, INC.
LEGAL DEPARTMENT

January 10, 2012

L. Michelle Wilson
Sr. Vice President, General Counsel, Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

Dear Ms. Wilson,

As of January 10, 2012, the portfolio managed by Sands Capital Management on behalf of the Congregation of the Sisters of Charity of the Incarnate Word held, and has held continuously for at least one year, 2,300 shares of Amazon.com (cusip 023135106).

Kind regards,

Dana McNamara
Director of Client Services

Cc: W. Esther Ng, General Treasurer
Congregation of the Sisters of Charity of the Incarnate Word

1101 Wilson Blvd ▲ Suite 2300 ▲ Arlington, VA 22209
703.562.4000 tel ▲ 703.562.4004 fax

RECEIVED

DEC 23 2011

AMAZON.COM, INC.
LEGAL DEPARTMENT

**Office Of The Treasurer**

**Sisters of the Holy Spirit and Mary Immaculate**

December 22, 2011

L. Michelle Wilson
Senior Vice President, General Counsel, Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

Dear Ms. Wilson:

I am writing you on behalf of The Sisters of the Holy Spirit and Mary Immaculate to co-file the stockholder resolution on Legislative Risk of Aggressive Tax Strategies. In brief, the proposal states: Shareholders of Amazon.com, Inc. ("Amazon") request that Amazon's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, and local tax laws and policy that pose risks to shareholder value.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with American Federation of State, County and Municipal Employees (AFSCME) I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of the shares of Amazon.com stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be John Keenan of AFSCME who can be reached at 202-429-1232 or at jkeenan@afscme.org. If agreement is reached, John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sr. Veronica Cahill

Sr. Veronica Cahill
Treasurer

*Enclosure: 2012 Shareholder Resolution*

**Holy Spirit Convent**
300 Yucca Street • San Antonio, Texas 78203-2399 • 210-533-5149 • Fax 210-533-3434 • veronicahill@yahoo.com

**Legislative Risk of Aggressive Tax Strategies**
**2012 – Amazon.com, Inc**

**RESOLVED**, that shareholders of Amazon.com, Inc. ("Amazon") request that Amazon's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, and local tax laws and policy that pose risks to shareholder value.

**Supporting Statement:** In our view, companies that adopt aggressive tax strategies, including not collecting sales tax on items or using transfer pricing, face the risk of legislation curtailing the use of such strategies. We believe use of such aggressive tax strategies can present both financial and reputational risks to shareholder value.

One recent study analyzing a large sample of US firms for the period 1995–2008 found a positive correlation between corporate tax avoidance strategies and firm-specific stock price crash risk (Corporate Tax Avoidance and Stock Price Crash Risk, July 2010). Another study concluded that "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." (Earnings Management, Corporate Tax Shelters, and Book-Tax Alignment, January 2009, p. 20).

Amazon's tax returns from 2005 – 2010 are under examination by the IRS, and Amazon received Notices of Proposed Adjustment from the IRS for 2005 and 2006 over transfer pricing that would result in an additional $1.5 billion in federal tax expense (2011 3rd quarter 10-Q). Amazon received a $269 million tax assessment from Texas for uncollected sales taxes, and it is possibly under examination in Kentucky (2010 10-K). Amazon collects sales taxes in only five states, according to its website, and ten states have passed "Amazon laws" to require internet retailers, such as Amazon, to collect state sales taxes. In California, Amazon has spent millions to fight a sales tax collection requirement ("Amazon spends millions to fight internet sales tax," New York Times, August 27, 2011), prompting calls for a boycott over Amazon's support for the referendum to overturn the law ("Social welfare groups call for Amazon boycott," Los Angeles Times, August 15, 2011). Congress is considering the Main Street Fairness Act, which would implement a national internet sales tax collection.

The policy issues raised by aggressive tax strategies are economically significant. Each year, approximately $100 billion in US tax revenue is lost to companies' income shifting, according to a 2008 Senate report on tax havens. State and local governments lose an estimated $23 billion a year due to uncollected taxes on electronic commerce ("States look to internet taxes to close budget gaps," AP, June 19, 2011).

As federal, state and local governments seek new sources of revenue to address budget shortfalls, companies that do not collect sales tax could face greater risk and decreasing earnings. An annual report to Amazon shareholders assessing the risks related to such developments in the legislative and regulatory landscape would enable Amazon's shareholders to evaluate the risks to shareholder value created by its tax strategies.

Frost

Senior Vice President

100 West Houston Street
Post Office Box 1600
San Antonio, Texas 78296-1600

(210) 220-4438
FAX (210) 220-5809

December 22, 2011

L. Michelle Wilson
Senior Vice President, General Counsel
Amazon.com, Inc.
410 Terry Avenue North
Seattle WA 98109

***FISMA & OMB Memorandum M-07-16***Spirit Trust
***FISMA & OMB Memorandum M-07-16***Spirit Ministry Support Fund Agency

Dear Ms. Wilson:

I have been instructed by Sister Veronica Cahill, the general treasurer of the Sisters of the Holy Spirit and Mary Immaculate, to confirm to you by this letter, that the above referenced accounts hold Amazon.com stock and have held such stock for more than one year. We have been further instructed to hold this stock at least through Amazon.com's next annual shareholder meeting.

Specificall***FISMA & OMB Memorandum M-07-16*** Spirit Trust has 1,650 shares of Amazon.com valued in excess of $2,000.00 dollars and such stock has been held at the Frost National Bank in excess of one year. In additio***FISMA & OMB Memorandum M-07-16***t Ministry Support Fund Agency has 150 shares of Amazon.com stock valued in excess of $2,000.00 and such stock has been held at the Frost National Bank in excess of one year.

If you have any questions or need additional information, please do not hesitate to contact me.

Very truly yours,

John H. Ferguson IV
Senior Vice President

RECEIVED
DEC 28 2011
AMAZON.COM, INC.
LEGAL DEPARTMENT

JHF/jms

cc: Sister Veronica Cahill
Bob Bambace

GIBSON DUNN

**EXHIBIT B**

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# Press Releases

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## Amazon Strongly Supports Enactment of Enzi-Durbin-Alexander Federal Online Sales Tax Bill

SEATTLE, Nov 09, 2011 (BUSINESS WIRE) --

Amazon.com, Inc. (NASDAQ: AMZN) today confirmed its strong support for the federal bill introduced this morning by United States Senators Enzi, Durbin, and Alexander, that would create a constitutional framework for collecting sales tax online.

"Amazon strongly supports enactment of the Enzi-Durbin-Alexander bill and will work with Congress, retailers, and the states to get this bi-partisan legislation passed," said Paul Misener, Amazon vice president, global public policy. "It's a win-win resolution - and as analysts have noted, Amazon offers customers the best prices with or without sales tax."

If enacted, the Enzi-Durbin-Alexander bill will allow states to require out of state retailers to collect sales tax at the time of purchase and remit those taxes on behalf of customers, and it will facilitate collection on behalf of third party sellers. Thus, this bill will allow states to obtain additional revenue without new taxes or federal spending and will make it easy for consumers and small retailers to comply with state sales tax laws.

**About Amazon.com**

Amazon.com, Inc. (NASDAQ: AMZN), a Fortune 500 company based in Seattle, opened on the World Wide Web in July 1995 and today offers Earth's Biggest Selection. Amazon.com, Inc. seeks to be Earth's most customer-centric company, where customers can find and discover anything they might want to buy online, and endeavors to offer its customers the lowest possible prices. Amazon.com and other sellers offer millions of unique new, refurbished and used items in categories such as Books; Movies, Music & Games; Digital Downloads; Electronics & Computers; Home & Garden; Toys, Kids & Baby; Grocery; Apparel, Shoes & Jewelry; Health & Beauty; Sports & Outdoors; and Tools, Auto & Industrial. Amazon Web Services provides Amazon's developer customers with access to in-the-cloud infrastructure services based on Amazon's own back-end technology platform, which developers can use to enable virtually any type of business. The new latest generation Kindle is the lightest, most compact Kindle ever and features the same 6-inch, most advanced electronic ink display that reads like real paper even in bright sunlight. Kindle Touch is a new addition to the Kindle family with an easy-to-use touch screen that makes it easier than ever to turn pages, search, shop, and take notes - still with all the benefits of the most advanced electronic ink display. Kindle Touch 3G is the top of the line e-reader and offers the same new design and features of Kindle Touch, with the unparalleled added convenience of free 3G. Kindle Fire is the Kindle for movies, TV shows, music, books, magazines, apps, games and web browsing with all the content, free storage in the Amazon Cloud, Whispersync, Amazon Silk (Amazon's new revolutionary cloud-accelerated web browser), vibrant color touch screen, and powerful dual-core processor.

Amazon and its affiliates operate websites, including www.amazon.com, www.amazon.co.uk, www.amazon.de, www.amazon.co.jp, www.amazon.fr, www.amazon.ca, www.amazon.cn, www.amazon.it, and www.amazon.es. As used herein, "Amazon.com," "we," "our" and similar terms include Amazon.com, Inc., and its subsidiaries, unless the context indicates otherwise.

**Forward-Looking Statements**

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ significantly from management's expectations. These forward-looking statements involve risks and uncertainties that include, among others, risks related to competition, management of growth, new products, services and technologies, potential fluctuations in operating results, international expansion, outcomes of legal proceedings and claims, fulfillment center optimization, seasonality, commercial agreements, acquisitions and strategic transactions, foreign exchange rates, system interruption, inventory, government regulation and taxation, payments and fraud. More information about factors that potentially could affect Amazon.com's financial results is included in Amazon.com's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent filings.

SOURCE: Amazon.com, Inc.

Amazon.com, Inc.
Media Hotline, 206-266-7180
www.amazon.com/pr